BRF S.A.

Public Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and to the market in general that, in a report released today, the risk rating agency Fitch Ratings maintained the Company's rating at BBB- global corporate scale, which level is considered investment grade, shifting the outlook to negative from stable. According to the agency, “the affirmation reflects BRF strong brands in the processed food segment (Sadia and Perdigão) in Brazil, strong presence in the Middle East and the expectation that the company will generate positive FCF in 2018 due to stronger operating performance and better working capital management.”

São Paulo, May 17, 2018

Lorival Nogueira Luz Jr.
Global Chief Executive Officer,

Chief Financial and Investor Relations Officer